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CONFIDENTIAL

Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Draft Registration Statement on Form F-1

CIK No. 0001857816

Dear Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2021 on the Company’s third revised draft registration statement on Form F-1 confidentially submitted on October 18, 2021 (the “Third Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its fourth revised draft registration statement on Form F-1 (the “Fourth Revised Registration Statement”) and certain exhibits via EDGAR to the Commission. Upon your request to facilitate the Staff’s review, we can separately deliver to the Staff courtesy copies of the Fourth Revised Registration Statement, marked to show changes to the Third Revised Draft Registration Statement and the submitted exhibits, or circulate to the Staff via email.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Simon J. Cooke	Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

January 31, 2022

Item 8.A.4 of Form 20-F requires that in the case of a company’s initial public offering, the registration statement on Form F-1 shall contain audited financial statements as of a date not older than 12 months from the date of the filing. Nevertheless, Instruction 2 to Item 8.A.4 of Form 20-F provides that “[a] company may comply with only the 15-month requirement in this item if the company is able to represent that it is not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.”

In connection with the offering contemplated under the Registration Statement, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) full compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company; (iv) the Company does not anticipate that its audited financial statements for the year ended December 31, 2021 will be available until April 2022; and (v) in no event will the Company seek effectiveness of its registration statement on Form F-1 if its audited financial statements are older than 15 months at the time of the Company’s initial public offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Third Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Third Revised Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 18, 2021

Cover Page

1.

We reissue comment 1. Please disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company, but a Cayman Islands holding company and that your operations conducted by your subsidiaries based in Hong Kong and the PRC involve unique risks to investors. Explain that investors may never directly hold equity interests in your subsidiaries or VIEs and, in doing so, ensure that you explicitly reference your Chinese and Hong Kong operating subsidiaries. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Fourth Revised Registration Statement.

January 31, 2022

2.

We note your amended disclosure in response to comment 2, and reissue the comment in part. Please further revise the prospectus cover page to provide prominent disclosure about the emerging legal and operational risks associated with being based in or having material operations in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should acknowledge that these risks as well as the legal and operational risks associated with your operations in the PRC could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to China’s extension of authority into Hong Kong, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8, 9 and 10 of the Fourth Revised Registration Statement.

Prospectus Summary, page 1

3.

We note your revised disclosure in response to comment 3, and reissue the comment in part. Please revise to disclose the emerging risks that being based in or having material operations in Hong Kong, and thereby subject to political and economic influence from China, poses to investors. In particular, describe the emerging regulatory, liquidity, and enforcement risks in light of China’s extension of authority into Hong Kong. For example, specifically discuss risks and uncertainties regarding the enforcement of China’s laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also acknowledge the risk that your operations in the PRC may be adversely affected by the fact that rules and regulations in China can change quickly with little advance notice. Further, with respect to the disclosed risks in this section, please revise to provide a cross-reference to the more detailed discussion of each of these risks in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 8, 53, 54 and 55 of the Fourth Revised Registration Statement.

January 31, 2022

4.

We note your revised disclosure in response to comment 4, and reissue the comment in part. Please disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. In this regard, your revised disclosure appears to only discuss inquiries, notices and objections, rather than permission requirements. For example, we note your revised disclosure that “we have not received any inquiry or notice or any objection to this offering from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations.”

In response to the Staff’s comment, the Company has revised the disclosure pages 9, 10, 45, 55, 56, 58 and 59 of the Fourth Revised Registration Statement.

5.

We reissue comment 6 in part, as you have not revised this section to disclose that trading in your ADSs may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor. Please revise your disclosure accordingly.

The Company respectfully advises the Staff that given that the Company has operations in the U.S., the Company may in the future maintain its accounting books and records in the U.S., and the Company may in the future, but shall in no event later than after being identified as a Commission-Identified Issuer for three consecutive years, change its auditor to an independent registered public accounting firm located in the U.S. subject to PCAOB’s inspection. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11, 72 and 73 of the Fourth Revised Registration Statement.

Risk Factors

Risks Related to Doing Business in China, page 49

6.

We note your response to comment 10, and reissue the comment in part. In this regard, we note the additional risk factor that you added on page 46. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based and Hong Kong-based issuers, please expand your disclosure in this risk factor to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Fourth Revised Registration Statement.

Regulation, page 143

7.

We reissue comment 12, as you have only partially responded to the comment. Please revise to discuss the effects of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business.

January 31, 2022

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 148, 149, 150, 151, 154, 155, 156, 157 and 158 of the Fourth Revised Registration Statement.

*    *    *

January 31, 2022

If you have any questions regarding the Fourth Revised Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosures

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Joseph Ichih Huang, Chief Financial Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP